centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

21 September, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

82-4578

SUPPL

Dear Sir / Madam

Centrica plc
SIP Purchases September 2005

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

dlw 9/27

H1005/2

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 19 September 2005 that:

(1) The following Directors of and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 September 2005 held through the Trustee:

Directors	Number of Shares Acquired*	Aggregate Shares held Beneficially (across all accounts following acquisition)
Phil Bentley	69	257,888
Mark Clare	69	705,943
Sir Roy Gardner	69	2,175,675
Jake Ulrich	69	594,334
Persons Discharging Managerial Responsibility		
Grant Dawson	69	280,152
Anne Minto	69	42,995
Chris Weston	52	1,992

* The 'Number of Shares Acquired' includes 49 Partnership shares (except for Chris Weston which includes 35 Partnership shares) acquired at 254.75 pence and 20 Matching shares (except for Chris Weston which includes 17 Matching shares) acquired at 256.33 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 7,709 ordinary shares of 6 14/81 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards September's allocation of Matching shares. The Directors listed above, together with some 5,857 other employees, are potential participants in the Plan and are to be treated as interested in the remaining 546 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.